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                                                               EXHIBIT (a)(10)


                            [SAMSONITE LETTERHEAD]


FOR IMMEDIATE RELEASE


                                                 CONTACT:  RICHARD WILEY
                                                           SAMSONITE CORPORATION
                                                           (303) 373-6373

  SAMSONITE CORPORATION ANNOUNCES MODIFIED RECAPITALIZATION PLAN; SUPPLEMENTS
                        OFFER TO PURCHASE; EXTENDS OFFER

          DENVER, Colorado, June 8, 1998 -- SAMSONITE CORPORATION (NASDAQ: SAMC) announced today that it is amending its previously announced recapitalization plan and supplementing its offer to purchase shares of its outstanding common stock, which was commenced on May 20, 1998. The Company has decreased the number of shares being sought in the offer to up to 10,500,000 shares. As a result, the offer has been extended and shall remain open until 5:00 P.M., New York City time, on Monday, June 22, 1998. The Company has determined to amend the recapitalization plan and to reduce the number of shares it is offering to purchase in order to achieve greater flexibility under the terms of the bank financing relating to the recapitalization.

          The Company's obligations are subject to the conditions set forth in the Offer to Purchase dated May 20, 1998. For a full discussion of the full terms of the offer to purchase, see the Offer to Purchase dated May 20, 1998 and Supplement thereto to be dated June 9, 1998. Stockholders may obtain information relating to the offer to purchase by contacting the Innisfree M&A Incorporated at (888) 750-5834 or (212) 750-5833 (collect - for banks and brokerage firms only).

          Samsonite is one of the world's largest manufacturers and distributors of luggage and markets its products primarily under the SAMSONITE, AMERICAN TOURISTER and LARK brand names.


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